UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant's name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On April 30, 2014, Allot Communications Ltd. issued a press release announcing the quarterly results for the first quarter of 2014 and another press release announcing the appointment of Andrei Elefant as the Company’s new President and Chief Executive Officer.

A copy of the press release entitled “Allot Communications Reports Non-GAAP 17.2% Revenue Growth for First Quarter of 2014” and of the press release entitled “Andrei Elefant to Succeed Rami Hadar as President and CEO of Allot Communications” are attached to this Form 6-K as Exhibits 99.1 and 99.1 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Nachum Falek
Nachum Falek
Chief Financial Officer

Date: April 30, 2014

EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit 99.1	Description Allot Communications Reports Non-GAAP 17.2% Revenue Growth for First Quarter of 2014

99.2	Andrei Elefant to Succeed Rami Hadar as President and CEO of Allot Communications